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                            December 21, 2021

       Steven E. Nell
       Director, Executive Vice President and Chief Financial Officer BOK Financial Corp
       Bank of Oklahoma Tower
       Boston Avenue at Second Street
       Tulsa, OK 74172

                                                        Re: BOK Financial Corp.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed February 24,
2021
                                                            Form 10-Q for the
Quarterly Period Ended September 30, 2021
                                                            Filed November 3,
2021
                                                            File No. 001-37811

       Dear Mr. Nell:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       Cover Page

   1. We note that with the filing of your Form 8-A on June 24, 2016 your Commission File
                                                        Number changed to
001-37811. Please represent to us that in all future periodic and current reports filed
under the Exchange Act you will provide the correct file number.
 Steven E. Nell
FirstName  LastNameSteven E. Nell
BOK Financial   Corp
Comapany21,
December   NameBOK
               2021 Financial Corp
December
Page 2    21, 2021 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Lines of Business, page 42

2. In the individual segment tables and accompanying narrative disclosures you present and discuss "net loans charged off," which appear to be the amounts of the provision for credit losses for the periods presented in your segment footnote. For example, the 2020 "net loans charged off" for your Commercial Banking business of $69,475,000 from the table on page 43 agrees with the provision for credit losses amount for this segment presented in Note 17 on page 140. Please represent to us that in future filings you will revise your lines of business tables and discussions to properly identify your provision or benefit for credit losses because charge-offs have a different connotation as you disclose in Note 4 and elsewhere.
Form 10-Q for the Quarterly Period Ended September 30, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 1

3. Please revise your disclosure in your future quarterly periodic filings to include a discussion of material changes in your results of operations on a year-to-date basis in addition to the quarterly basis you currently disclose. Refer to Regulation S-K, Item
         303(c)(2)(i).
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Rolf Sundwall at 202-551-3105 or Mark Brunhofer at 202-551-3638
with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Finance